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ICICI Limited


A landmark ".COM" venture in India between ICICI BANK and SIFY for online distribution of retail banking products and services

In a major development in the Internet world, ICICI Bank, the banking subsidiary of ICICI Ltd. (NYSE: IC and IC.D) and Satyam Infoway Ltd. (NASDAQ:
SIFY) announced the setting up of a new ".COM" company for on-line distribution of retail banking products and services on the Internet. This landmark agreement marks the coming together of India's first Internet Banking provider, ICICI Bank, and India's largest private ISP and mega-Portal, Satyam Infoway, to create a unique partnership between a major Bank and a mega-Portal. The marriage between banking and portals is expected to be a win-win potent combination, which is expected to result in improved customer orientation, lower distribution cost, long-term customer relationships with ease of banking wherever and whenever the customer wants it and enhanced profitability. The range of retail banking products to be distributed through the portal would include savings accounts, current accounts, fixed deposits, bill payments and other retail banking products that ICICI Bank may offer through this on-line channel.

The surge in demand for e-commerce related services stems from the rapid growth in Internet penetration in the country and a fundamental change in the business paradigm. The two companies would therefore also explore several opportunities to complement each other's strengths to capitalise on the opportunities in e-commerce. This would include providing a platform for trade facilitation and payments over the Internet using innovative banking products of ICICI Bank. SIFY has a buyer to seller ordering/selling website, SeekandSource.com, which is on-line except for the payments that are still physical. ICICI Bank has developed an Internet based `business to business' payment module for purchasers and sellers to effect payments online. A synergistic offering of these two products would be made so that such customers/users can complete the entire transaction and payments online.

The two companies would expect to co-operate wherever feasible to extend the reach and channels for distribution of financial products from ICICI Bank and Internet products from SIFY. ICICI Bank, as a part of its "Click and Brick" strategic focus would set up ATMs at the Satyam Access Points and Cyber Cafes, thereby increasing its reach across the country. It would also offer Satyam Internet terminals at its branches, enabling visitors to surf the Internet, thereby attracting new customers to its branches.

The two companies shall examine further business opportunities, which would effectively synergise the financial services strength of ICICI Bank and its Affiliates and the technological expertise of Satyam Infoway and its Affiliates. ICICI Bank and Satyam Infoway through this partnership, will play a strategic role in providing revolutionary e-commerce solutions in India.

The memorandum of understanding was signed today between Mr. H.N Sinor, Managing Director & CEO of ICICI Bank and Mr. R. Ramraj, Managing Director of Satyam Infoway.

ICICI is a diversified financial services company offering a wide range of products and services to corporate and retail customers in India. ICICI Bank, a subsidiary company has been the pioneer of Internet banking in India. ICICI Bank has been gearing itself for the opportunities that would be created from the e-Commerce revolution.

Satyam Infoway Ltd. is the leading integrated Internet and e-commerce company operating in India. SatyamOnline, the most comprehensive portal site of Indian origin is one of the key offerings from SIFY in the business to consumer segment. Recently it entered into an agreement to acquire IndiaWorld Communications Private Limited, which would result in the integration of IndiaWorld's

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popular websites like samachar.com, khel.com and khoj.com with SIFY's portals.
The combined portal would be the largest India related Internet portal.

Except for the historical information contained in this Press Release, statements in this Press Release which contain words or phrases such as "will", "would", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our alliance with SIFY, the actual growth in demand for Internet banking products, Year 2000 risks, our growth and expansion, technological implementation of the alliance and technological changes, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

December 15, 1999

For further investor queries:

Contact: Mr. Mohan Shenoi on +91-22-6531414 or email to shenoimn@icicibank.com

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